December 18, 2009

By Telefacsimile and Mail

Daniel L Gordon, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rancon Realty Fund V

Form 10-K for the year ended 12/31/2008

Filed 3/30/2009

File Nos. 000-16467

Dear Mr. Gordon:

I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of December 4, 2009, concerning Rancon Realty Fund V (the “Partnership”). The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Note 2. Significant Accounting Policies, page 30

Revenues, page 31

1.	Please clarify your disclosure “where actual expenses are significantly different from estimates, the Partnership will accrue the estimated differences in the same period” as it relates to tenant reimbursements. For instance, is an accrual made in the current period and then adjusted in the subsequent period? It is not clear how you can predetermine that an actual expense will be significantly different from an estimated expense, and if so, it is not clear why you do not adjust the estimated expense in the current period in those cases.

Daniel L. Gordon, Branch Chief

December 18, 2009

Page Two

RESPONSE:

Based on the specific terms in each lease, tenants are billed for real estate taxes and other recoverable expenses. These amounts are determined using estimates of such expenses established at the beginning of each year as part of the annual budgeting process. Reimbursement income is recorded throughout the year based upon those estimates and billings. An adjustment is made to reimbursement income in the current year financial statement accounts to reflect the updated estimate of reimbursements if they differ significantly from the original estimate. However, the process of lease-by-lease reconciling, billing, negotiating and collecting from tenants for those amounts is involved and is not agreed upon and completed until the subsequent year at which time any final changes of reimbursable income are recorded in that subsequent year.

In future filings, in order to clarify this disclosure the Partnership will amend the disclosure to read as follows:

The reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenue on an estimated basis during the current year. The Partnership develops a revised estimate of the amount recoverable from tenants based on updated operating expenses for the year and amounts expected to be recovered and records adjustments to income in the current year financial statement accounts. Any final changes in estimate based on lease-by-lease reconciliations and tenant negotiations and collection are recorded in the period those negotiations are settled.

In connection with responding to the Staff’s comments, the Partnership acknowledges the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel L. Gordon, Branch Chief

December 18, 2009

Page Three

Sincerely,

/s/ Daniel L. Stephenson
Daniel L. Stephenson
President, Rancon Realty Fund V

cc:	Andy Batinovich, Glenborough LLC
Brian Peay, Glenborough LLC
Chip Burns, Glenborough LLC
Kristi Marrone, SEC